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                                                    ----------------------------
                                                            OMB APPROVAL
                                                    ----------------------------
                UNITED STATES                       OMB Number:       3235-0145
     SECURITIES AND EXCHANGE COMMISSION             Expires:    October 31, 2002
           WASHINGTON, D.C. 20549                   Estimated average burden
                                                    hours per response....14.90
                                                    ----------------------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (AMENDMENT NO. *)(1)


                          HOLLYWOOD CASINO CORPORATION
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                                (Name of Issuer)

                CLASS A COMMON STOCK, $0.0001 PAR VALUE PER SHARE
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                           (Title Class of Securities)

                                    436132203
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                                 (CUSIP Number)

             Kevin DeSanctis, President and Chief Operating Officer
                           Penn National Gaming, Inc.
                       825 Berkshire Boulevard, Suite 200
                         Wyomissing, Pennsylvania 19610
                                 (610) 373-2400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 7, 2002
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


-----------------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



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CUSIP NO. 436132203                   13D                 PAGE  2   OF 8
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

     PENN NATIONAL GAMING, INC.  22-2234473
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  / /
                                                                  (b)  /X/
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     see responses to Items 3 and 4
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                 / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     PENNSYLVANIA
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 NUMBER OF SHARES             7  SOLE VOTING POWER
 BENEFICIALLY OWNED              100 (see response to Item 5)
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  8  SHARED VOTING POWER
                                 13,040,156 shares of Common Stock
                                 (see response to Item 5)
                             --------------------------------------------------
                              9  SOLE DISPOSITIVE POWER
                                 100 shares of Common Stock
                                 (see response to Item 5)
                             --------------------------------------------------
                             10  SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,040,256 shares of Common Stock (see responses to Items 4 and 5)
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     approximately 51.2% as of June 30, 2002 (see response to Item 5)
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14   TYPE OF REPORTING PERSON

     CO
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                    *SEE INSTRUCTION BEFORE FILLING OUT



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CUSIP NO. 436132203                   13D                 PAGE  3   OF 8
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ITEM 1. SECURITY AND ISSUER

     This Statement relates to Class A Common Stock, par value $0.0001 per share (the "Common Stock"), of Hollywood Casino Corporation, a Delaware corporation ("Hollywood"). The address of the principal executive offices of Hollywood is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

ITEM 2. IDENTITY AND BACKGROUND

     This Statement is filed on behalf of Penn National Gaming, Inc., a Pennsylvania corporation ("Penn National"). The business address of Penn National is 825 Berkshire Blvd., Suite 200, Wyomissing Professional Center, Wyomissing, PA 19610. Set forth on Annex I to this Statement is the name, present principal occupation or employment and the business address of each of the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons"). Each of the Additional Persons is a citizen of the United States. Penn National expressly disclaims the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), between Penn National and any other person, with respect to the Common Stock. The filing of this Statement and any disclosure contained in this Statement shall not be construed as an admission that Penn National is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement (other than with respect to the 100 shares of Common Stock of Hollywood directly owned by Penn National).

     Penn National is a leading diversified, multi-jurisdictional owner and operator of gaming properties, as well as horse racetracks and associated off-track wagering facilities, which are also known as pari-mutuel operations. Penn National owns or operates six gaming properties located in West Virginia, Colorado, Mississippi, Louisiana and Ontario, Canada that are focused primarily on serving customers within driving distance of the properties. Penn National also owns two racetracks and eleven off-track wagering facilities in Pennsylvania.

     During the past five years, neither Penn National nor any of the Additional Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the past five years, neither Penn National nor any of the Additional Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See response to Item 4.

ITEM 4. PURPOSE OF TRANSACTION

     On August 7, 2002, Penn National, P Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Penn National ("Merger Sub"), and Hollywood entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, and subject to the terms and conditions thereof, Hollywood will become a wholly-owned subsidiary of Penn National through the merger of Merger Sub with and into Hollywood (the "Merger"). Upon the consummation of the Merger, the composition of the board of directors of Hollywood will change, Hollywood will be delisted from the American Stock

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CUSIP NO. 436132203                   13D                 PAGE  4   OF 8
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Exchange and Hollywood will cease to be a reporting company for the purposes of the Securities Exchange Act of 1934.

     In connection with the Merger Agreement, Penn National, Hollywood and certain stockholders of Hollywood executed and delivered Stockholder Agreements, pursuant to which such stockholders have, among other things, covenanted to vote in favor of the adoption of and otherwise to support the Merger Agreement. A copy of the Merger Agreement is attached hereto as Exhibit 1.1. A copy of the press release dated August 7, 2002 announcing the transactions contemplated by the Merger Agreement is attached hereto as Exhibit 1.15. Copies of the Stockholder Agreements are attached hereto as Exhibits 1.2 through 1.13. A copy of the commitment letter dated August 5, 2002 relating to the transactions contemplated by the Merger Agreement is attached hereto as Exhibit 1.14. Such Exhibits are incorporated by reference into this Statement, including Items 3 through 6 herein, and the descriptions contained above, as well as in the responses to Items 5 and 6 are qualified in their entirety by reference to such Exhibits.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of the execution of the Stockholder Agreements, Penn National may be deemed to be the beneficial owner of 13,040,156 shares of Common Stock, which constitute approximately 51.2% of the issued and outstanding shares Common Stock of Hollywood based on a total of 25,477,625 issued and outstanding shares of Common Stock of Hollywood as of June 30, 2002 as disclosed by Hollywood in the Merger Agreement. Penn National also is the direct owner of 100 shares of Common Stock of Hollywood. None of the Additional Persons have any beneficial ownership of any Common Stock of Hollywood.

     (b) As described in the Stockholder Agreements, upon the occurrence of certain events, Penn National will have voting power over 13,040,156 shares of the Common Stock with respect to certain actions related to the Merger. Penn National also has sole voting and dispositive power over 100 shares of Common Stock of Hollywood that Penn National owns directly.

     (c) Other than the transactions that are the subject of this Statement, neither Penn National nor any of the Additional Persons has effected any transactions in the Common Stock of Hollywood during the past 60 days.

     (d) The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock of Hollywood that are the subject of this Statement but that are not directly owned by Penn National:

Edward T. Pratt, Jr.                                                   1,102,544
Edward T. Pratt, III                                                   1,083,713
Sharon Pratt Naftel                                                      479,604
Diana Pratt Wyatt                                                        479,604
Carolyn Pratt Hickey                                                     479,604
Jack E. Pratt, Sr.                                                     4,110,477
C.A. Pratt Partners, Ltd.                                              1,642,001
MEP Family Partnership                                                    14,000
CLP Family Partnership                                                     7,000
Jack E. Pratt, Sr. as Custodian for Michael Eldon Pratt                  487,568
Jack E. Pratt, Sr. as Custodian for Caroline de la Fontaine Pratt        487,568
Jill Pratt LaFerney                                                      408,767
John R. Pratt                                                            521,616


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CUSIP NO. 436132203                   13D                 PAGE  5   OF 8
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Jack E. Pratt, Sr. as trustee under certain trusts for                    31,500
    the benefit of the family of Jack E. Pratt
Maria A. Pratt                                                           814,970
William D. Pratt                                                          13,200
WDP Family, Ltd.                                                         400,582
WDP Jr. Family Trust                                                     200,294
Michael Shannan Pratt                                                    275,544

Note: In responding to this Item 5, Penn National has relied solely upon the information and covenants contained in the Stockholder Agreements and the Exhibits and Schedules that accompany the Stockholder Agreements (see Exhibits
1.2 to 1.13 of this Statement).

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Penn National and certain stockholders of Hollywood have entered into Stockholder Agreements with respect to certain shares of Common Stock of Hollywood, pursuant to which such stockholders have, among other things, covenanted: (i) to vote in favor of the Merger and against certain actions that would impede or delay the Merger; (ii) subject to approval from any applicable gaming authorities, in the event that such stockholder does not vote in favor of the Merger and against certain actions that would impede or delay the Merger, to irrevocably appoint Penn National or its designees as such stockholder's proxy to vote in favor of the Merger and against certain actions that would impede or delay the Merger; and (iii) not to transfer or dispose of any securities held by such stockholder without Penn National's consent.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NUMBER                    DESCRIPTION
--------------                    -----------
     1.1      -        Agreement and Plan of Merger, dated as of August 7, 2002, by and among
                       Hollywood, Penn National and Merger Sub.

     1.2      -        Stockholder Agreement, dated as of August 7, 2002, by and among Penn National,
                       Hollywood and Edward T. Pratt, Jr.

     1.3      -        Stockholder Agreement, dated as of August 7, 2002, by and among Penn National, the Hollywood and Lisa Pratt and Edward T. Pratt III

     1.4      -        Stockholder Agreement, dated as of August 7, 2002, by and among Penn National,
                       Hollywood, Aileen Pratt and Jack E. Pratt, Sr.

     1.5      -        Stockholder Agreement, dated as of August 7, 2002, by and among Penn National,
                       Hollywood and William D. Pratt

     1.6      -        Stockholder Agreement, dated as of August 7, 2002, by and among Penn National,
                       Hollywood and Maria A. Pratt

     1.7      -        Stockholder Agreement, dated as of August 7, 2002, by and among Penn National,
                       Hollywood and Sharon Pratt Naftel

     1.8      -        Stockholder Agreement, dated as of August 7, 2002, by and among Penn National,
                       Hollywood and Diana Pratt Wyatt

     1.9      -        Stockholder Agreement, dated as of August 7, 2002, by and among Penn National,
                       Hollywood and Carolyn Pratt Hickey

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CUSIP NO. 436132203                   13D                 PAGE  6   OF 8
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

EXHIBIT NUMBER                    DESCRIPTION
--------------                    -----------
     1.10     -        Stockholder Agreement, dated as of August 7, 2002, by and among Penn National,
                       Hollywood and Michael Shannan Pratt

     1.11     -        Stockholder Agreement, dated as of August 7, 2002, by and among Penn National,
                       Hollywood and Jill Pratt LaFerney

     1.12     -        Stockholder Agreement, dated as of August 7, 2002, by and among Penn National,
                       Hollywood and John R. Pratt

     1.13     -        Stockholder Agreement, dated as of August 7, 2002, by and among Penn National,
                       Hollywood and William D. Pratt, Jr.

     1.14     -        Commitment Letter, dated as of August 5, 2002, by and among Penn National,
                       Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc. and Merrill
                       Lynch Capital Corporation

     1.15     -        Press Release, dated as of August 7, 2002



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CUSIP NO. 436132203                   13D                 PAGE  7   OF 8
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                                     ANNEX I

       Additional Persons, as enumerated in Instruction C of Schedule 13D

NAME                      POSITION                                   BUSINESS ADDRESS
----                      --------                                   ----------------
Peter M. Carlino          Chairman of the Board and Chief            825 Berkshire Boulevard, Suite 200
                          Executive Officer                          Wyomissing, PA  19610

Kevin DeSanctis           President and Chief Operating Officer      825 Berkshire Boulevard, Suite 200
                                                                     Wyomissing, PA  19610

William Clifford          Chief Financial Officer                    825 Berkshire Boulevard, Suite 200
                                                                     Wyomissing, PA  19610

Robert S. Ippolito        Vice President, Secretary and              825 Berkshire Boulevard, Suite 200
                          Treasurer                                  Wyomissing, PA  19610

John R. Rauen             Vice President/Operations                  825 Berkshire Boulevard, Suite 200
                                                                     Wyomissing, PA  19610

Harold Cramer             Member of the Board of Directors and       Schnader Harrison Segal & Lewis LLP
                          Retired Partner, Schnader Harrison         1735 Market Street, Suite 3800
                          Segal & Lewis LLP                          Philadelphia, PA 19103

David A. Handler          Member of the Board of Directors and       Bear Stearns & Co., Inc.
                          Senior Managing Director, Bear             245 Park Avenue
                          Stearns & Co., Inc.                        New York, NY 10167

John M. Jacquemin         Member of the Board of Directors and       Mooring Financial Corp.
                          President, Mooring Financial               8614 Westwood Center Drive
                          Corporation                                Suite 650
                                                                     Vienna, VA  22182

Robert P. Levy            Member of the Board of Directors and       2 Logan Square
                          Chairman of the Board of Directors         Suite 2450
                          of DRT Industries, Inc.                    Philadelphia, PA  19103



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CUSIP NO. 436132203                   13D                 PAGE  8   OF 8
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 16, 2002                      PENN NATIONAL GAMING, INC.


                                           By: /S/ KEVIN DESANCTIS
                                               ---------------------
                                               Name:  Kevin DeSanctis
                                               Title: President and Chief
                                                      Operating Officer